Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On June 25, 2019

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Tuesday, June 25, 2019, at 11:00 a.m. (Israel time) for the following purposes:

1.
To elect ten members to the Board of Directors of the Company for the coming year and to approve the terms of their compensation in compliance with the Company’s Compensation Policy as set forth in Proposal 1 of the Proxy Statement;

2.	To appoint Mr. Amir Elstein as the Chairman of the Board of Directors and approve his terms of compensation, subject to approval of his appointment to the Board under Proposal 1 above;

3.	To approve an equity grant to our chief executive officer, Mr. Russell Ellwanger in compliance with the Company’s compensation policy approved by shareholders in June 2017 (the “Compensation Policy”);

4.
To approve an equity grant to each of the members of our Board of Directors (other than with respect to Mr. Amir Elstein, and Mr. Russell Ellwanger whose compensation is separately addressed in Proposals 2 and 3 above, respectively) in compliance with the Company’s Compensation Policy, subject to the approval of the appointment of such board members under Proposal 1 above;

5.	To approve the renewal of the directors’ and officers’ liability insurance policy;

6.
To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2019 and for the period commencing January 1, 2020 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors; and

7.	To receive the Board and management's report on the business of the Company for the year ended December 31, 2018, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 21, 2019, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, or vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six hours before the time set for the Meeting. Shareholders who receive a Vote Instruction Form that provides for voting via Internet or telephone may vote by either of those methods (instead of voting by mail) by following the directions on the Vote Instruction Form.

By Order of the Board of Directors, Amir Elstein Chairman of the Board May 16, 2019

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 2310502, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On June 25, 2019

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Annual General Meeting of Shareholders (the "Meeting") to be held on Tuesday, June 25, 2019, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on May 21, 2019.

As of May 1, 2019, we had outstanding 106,291,039 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 15.00 (the "Ordinary Shares").

 We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders as soon as practicable after the record date.   We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in this Proxy Statement and accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR all nominees in Proposal 1 and FOR Proposals 2, 4 and 6 which are set forth in the accompanying Notice of Meeting. Alternatively, shareholders who hold the Company's ordinary shares through a TASE member may vote electronically via the electronic voting system of the Israel Securities Authority (the "Electronic System") after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting. Shareholders who receive a Vote Instruction Form that provides for voting via Internet or telephone may vote by either of those methods (instead of voting by mail) by following the directions on the Vote Instruction Form. We are not aware of any other matters to be presented at the Meeting other than the proposals set forth in this Proxy Statement and the accompanying Notice of Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to July 2, 2019 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Election of each of the nominees in Proposal 1 and each of Proposals 2, 4 and 6 to be presented at the Meeting requires the affirmative vote of shareholders present in person, by proxy or voting via the Electronic System, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal. Furthermore, under the Companies Law, the approval of each of Proposals 3 and 5 requires that either: (i) said majority include at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company. Abstentions shall not be taken into account.

Shareholders are requested to notify us whether or not they have a "Personal Interest" in connection with each of Proposals 3 and 5 (please see the definition of the term "Personal Interest" under the description of Proposal 3). Please note that shareholders voting through proxy cards or via the Electronic System are required notify as whether they have Personal Interest when voting. If any shareholder casting a vote in connection thereto does not notify us whether or not they have a Personal Interest with respect to each of Proposals 3 and 5, they will be considered as having a Personal Interest in the Proposal for which they haven't notified us, and their vote will not be counted for the required majority for the approval of such Proposal.

PRINCIPAL SHAREHOLDERS

The following information, as of May 1, 2019, concerns the beneficial ownership of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 106,291,039 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Unless otherwise noted, the information set forth below calculates beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which all Ordinary Shares which a person either currently has the right to acquire upon exercise or conversion of securities exercisable for or convertible into Ordinary Shares, or which will become exercisable or convertible within sixty days as of May 1, 2019, are treated as beneficially owned and as outstanding for calculation of that person’s beneficial interest but which does not treat as outstanding Ordinary Shares which are issuable upon such exercise or conversion by other persons. We also disclose information regarding the percentage ownership of these persons on a fully diluted basis, assuming that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

Based on schedule 13F filed by Senvest Management, LLC in May 2019, it holds approximately 9.2 million Ordinary Shares, which represent 8.7% of the beneficial and outstanding ownership of all Ordinary Shares and 8.5% on a fully diluted basis, as of March 31, 2019.

Based on schedule 13F filed by Wellington Management Group LLP in May 2019, it holds approximately 6.7 million Ordinary Shares, which represent 6.3% of the beneficial and outstanding ownership of all Ordinary Shares and 6.2% on a fully diluted basis, as of March 31, 2019.

Based on information provided by Phoenix Holding Ltd., it holds approximately 8.5 million Ordinary Shares, which represent 8.0% of the beneficial and outstanding ownership of all Ordinary Shares and 7.8% on a fully diluted basis, as of March 31, 2019.

Based on information provided by Harel Insurance Investments & Financial Services, it holds approximately 5.7 million Ordinary Shares, which represent 5.3% of the beneficial and outstanding ownership of all Ordinary Shares and 5.2% on a fully diluted basis, as of March 31, 2019.

Pursuant to the Companies Law, the Company is required to present information regarding the compensation of its office holders in the year for which the consolidated audited financial statements are being presented to the Company’s shareholders. Alternatively, the Company may incorporate such information in its proxy statement by reference to its reports filed under the laws of a country in which its securities are registered for trading if such reports include the said information in the manner prescribed under the Companies Law. Accordingly, the said information is incorporated herein by reference to the Company's annual report for the year ended December 31, 2018 as filed on Form 20-F with the Securities and Exchange Commission on April 25, 2019.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors is comprised of ten members, all of whom were appointed as directors by the Company’s previous annual shareholder meeting.

Pursuant to a recently enacted amendment to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel), 2000 (the "Amendment to the Relief Regulations"), a company may choose not to appoint external directors if it meets certain conditions.  In September 2016, the Company's Board of Directors determined that the Company meets the requirements set forth in the Amendment to the Relief Regulations for being exempt from the requirement to appoint external directors and from the requirements relating to the composition of the audit committee and compensation committees set forth in the Companies Law, and that, commencing on November 1, 2016,  the Company would follow the exemption provided under the Amendment to the Relief Regulations, such that following such date, the Company would comply with the Nasdaq Listing Rules governing the appointment of independent directors and the composition of the audit committee and compensation committee applicable to domestic US issuers, provided that the Company continues to meet the requisite requirements for said relief and unless the Company’s board of directors determines otherwise.  Under the Nasdaq Listing Rules, a majority of the Board of Directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules).  After receiving all the relevant information from each of the ten director nominees named below, the Board has made a determination of independence under the Nasdaq Listing Rules with respect to all nominees, excluding the CEO and Chairman.

The size, structure, and composition of the Board is subject to continual evaluation. The recommendations and decisions with respect to appointment of board members are formulated after comprehensive review in order to ensure that the Board has the appropriate skills, knowledge and experience to operate effectively and deliver the Company’s strategy.  To this end, the Board has discussed and evaluated the skills currently present within the boardroom to identify skills that the Board may benefit from further as well as determine any gaps in skills or competencies that could be addressed in future director appointments.

The Nomination Committee is responsible for ensuring that appointment processes are formal, rigorous and transparent. Following its annual review, and taking into account each nominee’s external commitments and its impact on the nominee’s commitment to Tower, the Nomination Committee and the Board of Directors have recommended the following ten nominees for appointment at the Meeting to serve as directors until the next annual meeting and until their respective successors are duly elected:

Amir Elstein has served as our Chairman of the Board since January 2009.  Mr. Elstein serves as a Director of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein serves as Chairman of the Israel Democracy Institute, and as chairman/member of the board of several non-governmental organizations in academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Jazz US Holdings, Inc., Jazz Semiconductor, Inc., TowerJazz Panasonic Semiconductor Co., Ltd. and TowerJazz Texas, Inc.    He also served as a director of the Company between May 2005 and April 2013.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Kalman Kaufman has served as a director since 2005 and as chairman of the Nomination Committee since January 2018. Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, a director at ATP labs and a member of the management board of the Kinneret College.  He holds engineering degrees from the Technion - Israel Institute of Technology.

Alex Kornhauser has served as a director since November 2016, after having served as an external director since August 2008.  Mr. Kornhauser has served as a member of the Compensation Committee since June 2009.  From 2017, Mr. Kornhauser serves as a board member at Priortech.  From 2008 until 2010, Mr. Kornhauser served as Senior VP and General Manager of Global Operations at Numonyx Corporation. From 1978 until 2008, Mr. Kornhauser held many senior management positions at Intel Corporation and Intel Israel serving as GM of Intel Israel, GM of Intel Electronics, VP of Technology and Manufacturing Group and President of Intel Israel.  Mr. Kornhauser holds a B.Sc. in electronics from Bucharest Polytechnic Institute in Romania.

Dana Gross has served as a director since November 2008, as a member of the Nomination Committee since January 2018 and as a member of the Compensation Committee since February 2013.   In addition, Mrs. Gross has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross is currently the COO of Prospera Technologies Ltd., an AgTech Data Company.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Ilan Flato has served as a director since November 2016, after having served as an external director since February 2009.  Mr. Flato has served as chairman of the Compensation Committee since February 2013 and as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012.  Since 2011, Mr. Flato has been a member of the Israeli Bar Association.  From 2009 until 2018, Mr.  Flato has served as director in two Provident Funds.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  From January 2018, he serves as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.   Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato has served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. in economics from Tel-Aviv University, an LL.B. from Netanya College, an M.A. in law from Bar-Ilan University and an MSIT from Clark University.

Rami Guzman has served as a director since February 2009, as a member of the Nomination Committee since January 2018, and as a member of our Audit Committee since August 2011. Mr. Guzman is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules.  Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman is a member of professional committees in the Israel Credit Insurance Company and the Israel Infrastructure Fund, and consultant and advisor to technology based companies.  Since 2017, he serves as the Chairman of the board of directors of Tigbur.  Mr. Guzman also serves since 2005 as a director in various entities, including serving as a director in Bank Leumi until October 2015.  Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the Nomination Committee since January 2018, and as a chairman and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche serves as Managing Partner of Aviv Ventures since Aviv’s inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, he was co-chairman of Israel Advanced Technology Industries.  He currently serves on the Board of Directors of Checkpoint Software Technologies and the Tel-Aviv Stock Exchange (TASE). He is currently a board member of Aviv’s portfolio companies: MGVS, Briefcam, ScaleMP and Optimal Test.  Mr. Chelouche also previously served as Chairman of several public companies. He holds a B.A. in economics and statistics from Tel-Aviv University and an MBA from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since November 2016, after having served as an external director since June 2016.  Ms. Avner has served as a member of the Compensation Committee and Audit Committee since June 2016.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, she served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, she served as Assistant Professor and external lecturer in the Executive MBA Program in Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.   Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018, Amir Marketing and Investments in Agriculture since May 2017 and Brand Industries and Rotshtein Real Estate since August 2016. She previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. in accounting and economics from Hebrew University and an MBA from Tel-Aviv University. The Nomination Committee and the Board as a whole has considered Iris Avner’s external commitments, including her four other Board seats on publicly-listed companies. The Board noted that Iris Avner has no executive role and that three of these Board seats are on relatively small companies. Iris Avner’s external commitments have not impacted her attendance record to Board and Committee meetings at Tower.

Jerry D. Neal has served as a director since July 2018.  Mr. Neal serves as Co-Chairman of the Board of Akoustis Technologies, Inc. since March 2016.  He founded RF Micro Devices, Inc. (“RFMD”) (now Qorvo, Inc.) in 1991 and served as its Executive Vice President of Marketing and Strategic Development from January 2002 to May 31, 2012. Mr. Neal served as Vice President of Marketing of RFMD from May 1991 to January 2000 and as its Executive Vice President of Sales, Marketing and Strategic Development from January 2000 to January 2002. Prior to joining RFMD, he was employed for 10 years with Analog Devices, Inc., including as Marketing Engineer, Marketing Manager, and Business Development Manager. Mr. Neal also founded Moisture Control Systems for the production of his patented electronic sensor for measurement of soil moisture for research, which was later sold to Hancor, Inc. He has previously served on the board of Jazz Semiconductor, Inc. from 2002 until 2008,  prior to its acquisition by Tower Semiconductor, Ltd. Mr. Neal served as a Director of RFMD from February 1992 to July 1993. He also held various positions at Hewlett-Packard. Mr. Neal received his Associate’s Degree in Electrical Engineering from Gaston Technical Institute and NCSU and his doctor of business management degree from Southern Wesleyan University.

As in previous years, the Board undertook a formal performance evaluation of the Board which was conducted internally at the end of 2017 with the results being discussed at the beginning of 2018, and an individual board member assessment was conducted during the second half of 2018. The outcome of the internal Board review concluded that the Board and its Committees operate efficiently and effectively and that each Director continues to contribute to the boardroom discussions and demonstrates commitment to the role. The Board discussed the ways in which its Board Committees may play a more significant role in evaluating certain topics and/or transactions. The Board discussed potential environmental and social risks and that the responsibility for such review and focus is held by the Audit Committee within its review of internal auditing and compliance.  The Board also discussed that increased training to Board members with respect to their roles and responsibilities may be beneficial.

Upon approval from the Board of Directors and the Compensation Committee, the Board of Directors recommends that, subject to their appointment as directors pursuant to this Proposal 1, directors receive compensation on the same terms which were previously approved by the shareholders under Proposal 5 at the Company's annual general meeting held on June 29, 2017.

In 2018, the Board held a total of 9 meetings, and average director attendance at Board and Committee meetings was 98%. Individual attendance records have been disclosed in the table set forth below:

	Scheduled Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nomination Committee Meetings
Amir Elstein	9/9	-	-	-
Russell C. Ellwanger	9/9	-	-	-
Kalman Kaufman	8/9	-	-	4/4
Alex Kornhauser	9/9	-	10/10	-
Dana Gross	8/9	-	10/10	4/4
Ilan Flato	9/9	8/8	10/10	-
Rami Guzman	9/9	8/8	-	4/4
Yoav Z. Chelouche	8/9	8/8	-	4/4
Iris Avner	9/9	8/8	10/10	-
Jerry D. Neal*	4/4	-	-	-

*Jerry D. Neal joined the Board in July 2018 and attended 100% of the Board meetings he was eligible to attend since his appointment.

All directors are party to an indemnification agreement with the Company in the form previously approved by the shareholders on August 11, 2011 for all directors, and are covered by the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company, as in effect from time to time.

The proxy allows shareholders to separately vote with respect to the election of each nominee for director. If a properly executed proxy does not give specific instructions with respect to the election of the directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees under this Proposal 1. If any of such nominees is unable to serve (which event is not anticipated), the persons named as proxies in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Each of the nominees named above has attested to the Board of Directors and the Company that he/she meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 "RESOLVED that each of Mr. Amir Elstein, Mr. Kalman Kaufman, Mrs. Dana Gross, Mr. Rami Guzman, Mr. Yoav Chelouche, Mr. Alex Kornhauser, Mr. Ilan Flato, Ms. Iris Avner, Mr. Russell Ellwanger and Mr. Jerry Neal, are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected and to approve the terms of their compensation in compliance with the Company’s Compensation Policy as set forth in Proposal 1 of the Proxy Statement.

The election of each of the nominees requires the affirmative vote of shareholders present in person or by proxy or voting via the Electronic System, Internet or telephone and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the election of such director.

The Board of Directors recommends that the shareholders vote “FOR” all ten nominees named above to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected and the terms of their compensation, which are in compliance with the Company’s Compensation Policy.

PROPOSAL NO. 2

PROPOSAL TO APPOINT MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS AND APPROVE HIS TERMS OF COMPENSATION

Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. As in previous years, the Nomination Committee considered the important topic of succession planning across the business. The Committee is satisfied that adequate succession planning is in place for the Chairman of the Board as well as the Chief Executive Officer and senior management team. The Committee also monitors the length of tenure, skills and experience of the Board as a whole. Following discussion and review, the Board of Directors nominated Mr. Amir Elstein to continue to serve as the Company’s Chairman of the Board of Directors until the next annual meeting of the shareholders or until his successor is duly appointed.

In line with the Company’s Compensation Policy, the Compensation Committee and Board of Directors have considered and approved that the terms of compensation provided to the Chairman remain appropriate. His compensation will continue to remain unchanged since the Company’s shareholders approved the Company’s compensation policy in 2013, and will continue to be capped at $600,000 per annum. Half of his compensation will be paid in monthly cash installments of $25,000 (gross) each and be subject to applicable withholding taxes, and the remaining half in time-vested restricted stock units (RSUs) of which one-third shall vest each year over the following three years and be subject to applicable withholding taxes. If approved by shareholders at this Meeting, the grant date for said equity grant will be the date of approval by shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders and until his successor shall be duly appointed and approve the terms of his compensation in compliance with the Company’s Compensation Policy as set forth in Proposal 2 of the Proxy Statement."

The appointment of Mr. Amir Elstein as the Chairman of the Board of Directors and the approval of the terms of his compensation require the affirmative vote of shareholders present in person or by proxy or voting via the Electronic System, Internet or telephone and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors, with the exception of Mr. Elstein who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote "FOR" the appointment of Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting and until his successor shall be duly appointed and the terms of his compensation, which are in compliance with the Company’s Compensation Policy.

PROPOSAL NO. 3

PROPOSAL TO APPROVE AN EQUITY GRANT TO OUR CHIEF EXECUTIVE
OFFICER, MR. RUSSELL ELLWANGER

Under the Companies Law, the terms of service of our CEO requires the approval of the Compensation Committee, Board of Directors and shareholders of the Company by special majority (as set forth below), in such order.

The Compensation Committee and Board of Directors reviewed the CEO’s compensation in accordance with the Company’s Compensation Policy and in comparison to the results of the pay study performed by the independent consultant, to ensure that the CEO’s compensation components and total compensation remain aligned with the companies that the Company competes with for human capital and positioned at the appropriate benchmark compensation.

The Compensation Committee is attentive to shareholders’ sensitivities by monitoring and adjusting the CEO’s compensation terms to market best practice whilst ensuring that it maintains a competitive pay program for its executives that targets the achievement of strong performance to the Company’s shareholders. After their evaluation and assessment, each of the Compensation Committee and the Board of Directors of the Company approved an annual grant of restricted stock units (RSUs) in a value of 5 annual salaries (or $3.9 million), comprised of 50% time-vested RSUs and 50% performance-based RSUs. One-third of the time-vested RSUs will vest at the end of each year over a three-year period from the date of grant. The performance measures set for the performance-based RSUs are Net Profit and Cash from Operations¸ each parameter entitling the CEO to 50% of the total performance-based grant. The performance-based RSUs will vest one-third at the end of each year over a three-year period from the date of grant following the attainment of performance targets. These two performance measures are reported within our annual financial statements, which are prepared in accordance with U.S. GAAP, and best reflect our performance results derived from our strategy to expand our served markets, increase our higher margin manufacturing mix and maintain a leading position in the specialty analog semiconductor industry. Due to the commercially sensitive nature of our targets for these two performance measures, we will disclose the attainment under each such performance measure at the time of vesting in our public filings.

The terms of the proposed equity grants are in compliance with the Compensation Policy, are in accordance with the applicable equity plan of the Company, remain below the approved maximum amount that may be granted to the CEO, are in line with the ratio between the fixed and variable compensation components of the CEO, and are consistent with the need to link the CEO's compensation and performance targets, which are aligned with the Company's business strategy and with the responsibilities and duties to be performed by the CEO.  Furthermore, the aggregate amount outstanding of all equity-based compensation grants at any time to all directors and employees, including the CEO, continue to be well below 10% of the Company’s share capital on a fully diluted basis as per our Compensation Policy.

In order to further align the interests of our executives and our shareholders, the Compensation Committee has adopted a stock ownership guideline whereby the CEO will be required to own a minimum value that equals at least 3 times of his annual base salary in ordinary shares of the Company. The CEO has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the CEO must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline was approved, until the guideline is met.

The date of grant for the abovementioned awards shall be the date of shareholders’ approval at the Meeting.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED to approve the equity grant to our chief executive officer, Mr. Russell Ellwanger, in compliance with the Company’s Compensation Policy, as described in Proposal 3 of the Proxy Statement."

The approval of this Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card, Internet or telephone is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted for the required majority with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, he, she or it will be considered as having a Personal Interest in this Proposal, and his, her or its vote with respect to this Proposal 3 will not be counted for the required majority for the approval of this Proposal. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors, with the exception of Mr. Russell Ellwanger who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote "FOR" the approval of the proposed equity grant to our chief executive officer, Mr. Russell Ellwanger, in compliance with the Company’s Compensation Policy, as described above.

PROPOSAL NO. 4

PROPOSAL TO APPROVE AN EQUITY GRANT TO THE MEMBERS OF OUR
BOARD OF DIRECTORS (OTHER THAN OF MR. AMIR ELSTEIN AND MR.
RUSSELL ELWANGER) IN COMPLIANCE WITH THE COMPANY’S
COMPENSATION POLICY

In compliance with the Company’s Compensation Policy, the Company may offer equity-based compensation in the form of time-vested RSUs to its directors, in accordance with the Company’s equity-based compensation policies and programs in place from time to time.

Subject to their appointment as directors under Proposal 1 above, the Compensation Committee and Board of Directors resolved to recommend to the shareholders to approve a grant to each of the members of the Board of Directors (other than to our Chairman, Amir Elstein and chief executive officer, Russell Ellwanger) of time-vested RSUs in a value of $75,000 to each such director, vesting over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

In the event any such director’s service with the Company is terminated for any reason, including by way of resignation, prior to the second anniversary from the date of grant, (i) if such director has served on the board of directors for 5 years or more, all unvested RSUs shall be accelerated for exercise; and (ii) if such director has served on the board of directors for less than 5 years, 50% of all unvested RSUs shall be accelerated for exercise.

All terms of the grant shall be as set forth in the Company's Compensation Policy and in accordance with the applicable equity plan of the Company. Further to the above, if approved by shareholders at this Meeting, the grant date for said equity grant to each director will be the date of approval by shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, subject to their appointment as directors under Proposal 1, to approve the proposed equity grant to each of the members of our Board of Directors (other than to Amir Elstein and Russell Ellwanger), in compliance with the Company’s Compensation Policy, as described in Proposal 4 of the Proxy Statement."

The approval of the above Proposal 4 requires the affirmative vote of shareholders present in person or by proxy or voting via the Electronic System, Internet or telephone and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote "FOR" the approval of the proposed equity grant to each of the members of our Board of Directors (other than to Amir Elstein and Russell Ellwanger), in compliance with the Company’s Compensation Policy, as described above.

PROPOSAL NO. 5

PROPOSAL TO APPROVE THE RENEWAL OF THE DIRECTORS’ AND OFFICERS’
LIABILITY INSURANCE POLICY

The Compensation Committee and Board of Directors approved renewal of the Company’s directors’ and officers’ liability insurance policy with an increase of $10 million in coverage (from $70 million to $80 million) for the benefit of both the Company and its directors and officers and, in addition, up to $10 million which covers only Japan related claims for 12 months ("General Policy").  This increase of $10 million in coverage was approved based on the recommendation of the global insurance advisor who benchmarked the Company’s peer group.  Additionally, the Company purchased an insurance policy with total coverage of up to $35 million, which provides coverage for the Company's directors and officers only in situations where coverage under the General- Policy has been exhausted or is otherwise insufficient or unavailable ("Side A Policy", and together with the General Policy, the "D&O Policy").  In circumstances where payment is due to the Company and an insured director/officer under the General Policy, payment will first be made in full to such insured director/officer and the balance, if any, will be made to the Company. The premium for said policy is approximately $825,000 and the policy contains coverage for the directors and officers of the Company’s subsidiaries as well.

The D&O Policy complies with the terms of coverage set forth in the Company’s Compensation Policy. The premium requested to be paid for the current renewal is $325,000 higher than the stated premium in the Company’s Compensation Policy.  In their review and approval of the D&O Policy, the Compensation Committee and Board of Directors took into consideration the benchmark data for public companies of similar size provided by an external global insurance advisor. Due to the increased number of lawsuits against U.S. listed companies, specifically securities law class actions, and significant payments made recently by insurance companies to settle such claims and actions, it has been noted that premiums have increased market wide. As such, the proposed increase in premium has similarly impacted companies in the market at the time of policy renewal.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve renewal of the D&O Policy as set forth in Proposal 5 of the Proxy Statement.”

The approval of this Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include more than half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends that the shareholders vote “FOR” the approval of renewal of the D&O Policy as set forth above.

PROPOSAL NO. 6

PROPOSAL TO APPROVE THE APPOINTMENT
OF INDEPENDENT PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as the Company's independent public accountant for the year ending December 31, 2019 and for the period commencing January 1, 2020 and until the next annual shareholders' meeting.

Following an effectiveness review, the Audit Committee concluded that Brightman Almagor & Co remained independent and objective in their role as external auditor. Furthermore, the Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall determine the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of its services.

The fees paid to Brightman Almagor & Co. for its audit and non-audit services for the 2018 financial year were disclosed in the Company’s Annual Report on Form 20-F and shall be reported to our shareholders at the Meeting upon request.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 "RESOLVED that the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2019 and for the period commencing January 1, 2020 and until the next annual shareholders' meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such auditor in accordance with the volume and nature of its services, is hereby approved."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy or voting via the Electronic System, Internet or telephone and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to determine such auditor's remuneration.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2019 and for the period commencing January 1, 2020 and until the next annual shareholders' meeting, and the authorization of the Audit Committee to determine such auditors' remuneration.

REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
DECEMBER 31, 2018 AND THE CONSOLIDATED STATEMENT OF
OPERATIONS FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2018 and the Consolidated Statement of Operations for the year then ended. This financial information may be obtained from the Company's website at www.towerjazz.com under "Investors". Copies will also be mailed to shareholders upon request sent to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Annual General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel May 16, 2019